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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67911

04/11
3/1

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLaughlin Ryder Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1421 Prince St.
(No. and Street)

Alexandria	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Grebenstein (703) 684-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP
(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200	Minneapolis	MN	55425
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Grebenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Ryder Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE GLICKLIN
Notary Public
Commonwealth of Virginia
336211
My Commission Expires Mar 31, 2011

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, VA 22314

We have audited the accompanying balance sheet of McLaughlin Ryder Investments, Inc. as of December 31, 2010, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of McLaughlin Ryder Investments, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 17, 2011

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

BALANCE SHEET

DECEMBER 31,		2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	9,607
Prepaid expenses		943
Total current assets		**10,550**
OTHER ASSETS		
Goodwill		110,697
Total other assets		**110,697**
Total assets	**$**	**121,247**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES	**$**	**-**
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized 600,000 shares issued and outstanding		14,000
Additional paid-in capital		146,832
Retained deficit		(39,585)
Total stockholder's equity		**121,247**
Total liabilities and stockholder's equity	**$**	**121,247**

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31,		**2010**
		Amount
REVENUES	**$**	**12,792**
OPERATING EXPENSES		**32,579**
Income (loss) from operations		**(19,787)**
OTHER INCOME (EXPENSE)		
Interest income		135
Total other income		**135**
Net loss	**$**	**(19,652)**

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-in	Retained Earnings	Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance at December 31, 2009	**600,000**	**$ 14,000**	**$ 10,000**	**$ 33,989**	**$ 57,989**
Stockholder distributions	-	-	-	(53,922)	(53,922)
Net income	-	-	-	(19,652)	(19,652)
Stockholder contributions	-	-	26,135	-	26,135
Goodwill from stock acquistion			110,697	-	110,697
Balance at December 31, 2010	**600,000**	**$ 14,000**	**$ 146,832**	**$ (39,585)**	**$ 121,247**

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2010**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(19,652)
Changes in operating assets and liabilities:		
Accounts receivable		4,297
Prepaid expenses		(176)
Accounts payable		(8,390)
Net cash used by operating activities		**(23,921)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided (used) by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder contributions		26,135
Stockholder distributions		(53,922)
Net cash used by financing activities		**(27,787)**
Increase in cash		(51,708)
Cash, beginning of year		61,315
Cash, end of year	**$**	**9,607**

NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Goodwill from stock acquistion	$	110,697

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

McLaughlin Ryder Investments, Inc. (the Company) was formerly known as Zander Evans Securities and was incorporated July 2, 2007. The company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the FINRA. The Company became a registered broker dealer on December 1, 2008. The Company is wholly owned by McLaughlin Investments LLC (the Member). The Company is registered in 41 states and is engaged in investment advisory, financial planning, and other financial services.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Revenue Recognition:

The company's revenues during the year ended December 31, 2010 mainly derived from accounting and consulting revenue. These revenues are recognized in the period of service provided.

Goodwill:

On September 15, 2010 the Member acquired 100% of the Company's outstanding common stock for $117,500. This purchase price exceeded the Company's net assets by $110,697 and is recorded on the Company's balance sheet as goodwill by applying push down accounting. The Company tests this goodwill annually for impairment and if the goodwill is determined to be impaired, it will be adjusted to its fair value. No adjustment for impairment was made for the year ended December 31, 2010.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. (CONTINUED)

Income taxes:

The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns for the past three and one-half years are open to examination. Management has evaluated its tax positions and has concluded that they do not result in anything that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) section 740.

Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 17, 2011, the date of the financial statements were available to be issued.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2010, the Company had a net capital of $9,607 which was $4,607 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2010.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2010

Total stockholders' equity		$ 121,247
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable and work in process, net	$ -	
Other assets	111,640	
Property and equipment, net	-	111,640
Net capital before haircuts on securites owned		9,607
Haircuts on securities positions		-
Net capital		9,607
AGGREGATE INDEBTEDNESS		
Total liabilities from balance sheet		-
REQUIRED NET CAPITAL		
NASD required N.C. (6.67% Aggr. Ind.) or $5,000 whichever is greater	$ 5,000	
SEC early warning requirement (120% Required N.C.)	6,000	
Required net capital		5,000
EXCESS NET CAPITAL		
Net capital	$ 9,607	
Required net capital	5,000	
Excess net capital		$ 4,607
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate indebtedness	$ -	
Net capital	9,607	
Ratio		0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital as reported in the Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2010		$ 9,607
Reconciling items		-
Net Capital per above		$ 9,607

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, Virginia

In planning and performing our audit of the financial statements of McLaughlin Ryder Investments, Inc. (the Company) as of the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America , we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by McLaughlin Ryder Investments, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 17, 2011

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON SIPC ASSESSMENT RECONCILIATION

Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by McLaughlin Ryder Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating McLaughlin Ryder Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). McLaughlin Ryder Investments, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 17, 2011